Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated December 23, 2010, relating to the financial statements and financial highlights of Focused Fixed Income Strategy Portfolio, Focused Fixed Income and Equity Strategy Portfolio and Focused Balanced Strategy Portfolio (three of the portfolios constituting SunAmerica Focused Series, Inc., now known as SunAmerica Series, Inc.) which appears in the October 31, 2010 Annual Report to Shareholders of SunAmerica Focused Series, Inc., which is also incorporated by reference into the Registration Statement. We also consent to the reference to us under the headings “Other Service Providers” and “Form of Agreement and Plan of Reorganization” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 29, 2011